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February 5, 2013

Via EDGAR and E-mail

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

File No. 041135-0005

Attention:	Kathleen Collins, Accounting Branch Chief
Megan Akst, Staff Accountant

Re:	WNS (Holdings) Limited Form 20-F and Form 20-F/A for Fiscal Year Ended March 31, 2012 Filed April 26, 2012 and July 20, 2012, respectively File No. 001-32945

Ladies and Gentlemen:

We are counsel to WNS (Holdings) Limited, a company organized under the laws of Jersey, Channel Islands (the “Company”).

On behalf of the Company, set forth below is the Company’s responses to the Staff’s comment letter dated February 1, 2013. For the Staff’s convenience, the Staff’s comments are set forth in italics before each response.

Form 20-F for the Fiscal Year Ended March 31, 2012

Item 5. Operating and Financial Review and Prospects

Results of Operations, page 83

1.	On page 72 you state that your profit margin is largely a function of your asset utilization and the rates you are able to recover for your services. We further note the metrics disclosed on page 73, which include your seat utilization rate. Please consider revising your disclosures to include a discussion regarding these metrics and how they impacted your results of operations, more specifically your gross profit margins. We refer you to Section III.B of SEC Release 33-683.

The Company notes the Staff’s comment and advises the Staff that, in response to the Staff’s comment, in its future filings on Form 20-F, the Company will include the

February 5, 2013

LATHAM & WATKINS LLP

additional disclosure below at the end of its current year-over-year discussion of its gross profit under “Item 5. Operating and Financial Review and Prospects — Results of Operations”.

Fiscal 2012 Compared to Fiscal 2011 — Gross Profit:

“During fiscal 2012, our built up seats increased by 16.3% from 16,278 as at the end of fiscal 2011 to 18,928 as at the end of fiscal 2012 when we established additional delivery centers in Pune and Chennai in India and expanded seating capacities in our existing delivery centers in Mumbai, India and Costa Rica. This was part of our strategy to expand our delivery capabilities, including in the Special Economic Zone in India. Our total headcount increased by 10.9% from 21,523 to 23,874 during the same period, resulting in a decline in our seat utilization rate from 1.4 in fiscal 2011 to 1.3 in fiscal 2012. This 0.1 decline in our seat utilization rate reduced our gross profit as a percentage of revenue by approximately 0.7% and reduced our gross profit as a percentage of revenue less repair payments by approximately 0.8%. This reduction partially offset the increase in gross profit as a percentage of revenue attributable to the changes to certain client contracts and contracts with repair centers as discussed above.

2.	We note from your disclosures in Note 23 that the “effect of foreign tax rates in foreign jurisdictions” significantly impacted your effective tax rate in both fiscal 2011 and 2012. To the extent that one or more countries had a more significant impact on your effective tax rate, tell us your consideration to disclose this information and include a discussion regarding how potential changes in such countries’ operations may impact your results of operations. We refer you to Item 5A of Form 20-F and Section III.B of SEC Release 33-8350.

The Company advises the Staff that it has disclosed on page 88 of its fiscal 2012 Form 20-F the significant impact of its India tax rate on its effective tax rate. In its discussion of the line item “provision for income taxes” in fiscal 2012 compared to fiscal 2011, the Company disclosed that the “increase in income tax was primarily on account of the expiry of the STPI tax holiday period in India as at April 1, 2011.”

The Company advises the Staff that it has also disclosed the impact of the tax holidays and incentives available to the Company in the key jurisdictions of its operations on pages 20 and 21 of its fiscal 2012 Form 20-F under “Item 3. Key Information — D. Risk Factors — Risks Related to Key Delivery Locations — If the tax benefits and other incentives that we currently enjoy are reduced or withdrawn or not available for any other reason, our financial condition would be negatively affected” and on pages 74 and 75 of its fiscal 2012 Form 20-F under “Item 5. Operating and Financial Review and Prospects — Income Taxes”.

The Company further advises the Staff that, in response to the Staff’s comment, in its future filings on Form 20-F, the Company will include the additional disclosure below under “Item 5. Operating and Financial Review and Prospects — Income Taxes” before the current disclosure on the tax holidays that it enjoys in the Company’s key jurisdictions of operations and other relevant tax matters.

February 5, 2013

LATHAM & WATKINS LLP

“In fiscal 2011, our tax rate in India significantly impacted our effective tax rate. We incurred minimal income tax expense on our India operations in fiscal 2011 as a result of the income tax holiday enjoyed by our delivery centers registered in the Software Technology Parks of India, or STPI, described below. We would have incurred approximately $13.6 million in additional income tax expense on our STPI operations if the tax exemption had not been available for the period. The STPI tax holiday expired on April 1, 2011.

In fiscal 2012, our tax rate in India and, to a lesser extent, Sri Lanka significantly impacted our effective tax rate. We incurred minimal income tax expense on our operations in India registered under the Special Economic Zone, SEZ, scheme and our operations in Sri Lanka and the Philippines as a result of the tax holidays described below, compared to approximately $1.7 million that we would have incurred if the tax holidays had not been available for the period.

We expect our tax rate in India and, to a lesser extent, Sri Lanka to continue to significantly impact our effective tax rate. Our tax rate in India will be impacted by the reduction in the tax exemption enjoyed by our delivery center located in Gurgaon under the SEZ scheme from 100% to 50% starting in fiscal 2013. However, we expect to expand the operations in our delivery centers located in other SEZs that are still in their initial five years of operations and therefore eligible for 100% income tax exemption.”

Item 18. Financial Statements

Notes to Consolidated Financial Statements

Note 23. Income Taxes, page F-63

3.	We note your disclosure regarding the tax holidays and incentives available to the company in the various countries in which you do business. For all periods presented, tell us the aggregate dollar per share effect on earnings per share for these tax programs and, if material, tell us how you considered disclosing this information pursuant to SAB Topic 11C.

The Company advises the Staff that it has disclosed in its fiscal 2012 Form 20-F the aggregate dollar effect for the tax holidays and incentives available to the Company as follows:

On page 75 of its fiscal 2012 Form 20-F under “Item 5. Operating and Financial Review and Prospects — Income Taxes”, the Company disclosed the aggregate dollar effect of $1.7 million for the tax holidays and incentives available to the Company in fiscal 2012 as follows:

“We incurred minimal income tax expense on our operations in Sri Lanka and the Philippines and in connection with our SEZ operations in India, in fiscal

February 5, 2013

LATHAM & WATKINS LLP

2012 as a result of the tax holidays described above, compared to approximately $1.7 million that we would have incurred if the tax holidays had not been available for the period.”

On page 74 of its fiscal 2012 Form 20-F under “Item 5. Operating and Financial Review and Prospects — Income Taxes” and on page 21 of its fiscal 2012 Form 20-F under “Item 3. Key Information — D. Risk Factors — Risks Related to Key Delivery Locations — If the tax benefits and other incentives that we currently enjoy are reduced or withdrawn or not available for any other reason, our financial condition would be negatively affected”, the Company included the following disclosures, respectively, that disclosed the aggregate dollar effect of $14 million for the tax holidays and incentives available to the Company in fiscal 2011.

Page 74:

“We incurred minimal income tax expense on our Indian operations in fiscal 2011 as a result of this tax exemption, compared to approximately $13.6 million that we would have incurred if the tax exemption had not been available for the period.”

Page 21:

“We incurred minimal income tax expense on our Sri Lanka operations in fiscal 2011 as a result of the tax holiday, compared to approximately $0.5 million that we would have incurred if the tax holiday had not been available for the period.”

The Company further advises the Staff that, in response to the Staff’s comment, in its future filings on Form 20-F, the Company will include the additional disclosure below in Note 23 to its consolidated financial statements.

“If the income tax exemption was not available, the additional income tax expense at the respective statutory rates in India and Sri Lanka would have been approximately $1,707 and $14,029 for the years ended March 31, 2012 and 2011, respectively. Such additional tax would have decreased the basic and diluted income per share for the year ended March 31, 2012 by $0.04 and $0.04, respectively ($0.32 and $0.31, respectively, for the year ended March 31, 2011).”

4.	You state on page F-66 that a deferred tax asset is not recognized in some of the group entities for the unused tax losses amounting to $45,945. Please clarify whether the $45,945 is the amount of the unused tax losses or the amount of the unrecognized deferred tax asset. In addition, considering your recent history of pre-tax income, please explain further the factors you considered in concluding it is not probable that future taxable profit will be available against which the unused tax losses can be utilized. We refer you to paragraphs 35 — 36 of IAS 12. To the extent that the unused losses relate to certain jurisdictions in which you have a recent history of losses, revise your disclosures to clarify as such.

The Company advises the Staff that the amount of $45,945 represents primarily the unused tax losses for which no deferred tax asset has been recognized as these losses

February 5, 2013

LATHAM & WATKINS LLP

relate to certain tax jurisdictions where the Company’s group entities have had past losses and there is no conclusive evidence to support the view that sufficient taxable profit will be generated by such group entities in the future to offset such losses or there is uncertainty in the treatment of such losses under the tax laws of the relevant jurisdictions. The Company further advises the Staff that in determining whether future taxable profit will be available against which the unused tax losses can be utilized, the Company has considered whether the relevant group entities have a recent history of losses or whether there is reasonable basis to support the view that sufficient taxable profit will be generated in the future by such group entities.

The Company notes the Staff’s comment and advises the Staff that, in response to the Staff’s comment, in its future filings on Form 20-F, the Company will clarify the disclosure in Note 23 to its consolidated financial statements as follows.

“There are unused tax losses amounting to $45,945 for which no deferred tax asset has been recognized as these losses either relate to certain tax jurisdictions where the group entities have had past losses and there is no conclusive evidence to support the view that sufficient taxable profit will be generated by such group entities in the future to offset such losses or there is uncertainty in the treatment of such losses under the tax laws of the relevant jurisdictions. The expiry dates of the tax benefit for these losses depend on the local tax laws of each jurisdiction and, if not utilized, would expire on various dates starting from financial year 2014 till 2020. However in UK, Sri Lanka and Australia there is no expiry period for the unused tax losses.”

In responding to our comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company supplementally provides the Staff, as requested, in Annex A hereto its representation letter.

*    *    *    *    *

Please contact the undersigned at (011) 65-6437-5406 if you have any questions or require additional information concerning the foregoing.

February 5, 2013

LATHAM & WATKINS LLP

Very truly yours,

/s/ Min Yee Ng
Min Yee Ng
of LATHAM & WATKINS LLP

cc:	Deepak Sogani

Group CFO

WNS (Holdings) Limited

Sai Venkateshwaran

Partner, Audit

Grant Thornton

ANNEX A

WNS

Extending Your Enterprise

February 5, 2013

Via EDGAR and E-mail

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kathleen Collins, Accounting Branch Chief

Megan Akst, Staff Accountant

Re:	WNS (Holdings) Limited

Form 20-F and Form 20-F/A for Fiscal Year Ended March 31, 2012

Filed April 26, 2012 and July 20, 2012, respectively

File No. 001-32945

Ladies and Gentlemen:

Reference is made to the Company’s responses to the Staff’s comment letter dated February 1, 2013. The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

WNS (Holdings) Limited

By:	/s/ Deepak Sogani
	Name:	Deepak Sogani
	Title:	Group Chief Financial Officer